SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   [ ]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------



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                              ROBOGROUP T.E.K LTD.

6-K Items

1.       RoboGroup T.E.K Ltd. Amended Immediate Disclosure


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                                                                          ITEM 1


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[GRAPHIC OMITTED][GRAPHIC OMITTED]



Tel Aviv Stock Exchange Ltd  Registrar of Companies  Israel Securities Authority
54 Achad Ha'am St            PO Box 767              22 Kanfei Nesharim St
65202 Tel Aviv               91007 Jerusalem         95464 Jerusalem



             re: RoboGroup T.E.K. Ltd - Amended Immediate Disclosure



As a supplement to the immediate disclosure dated December 23, 2002, by RoboGroup T.E.K. Ltd. (the "Company"), relating to the Company's signing on December 3, 2002 an asset purchase agreement (the "Agreement") with Mentergy Ltd. ("Mentergy") for the purchase of the TrainNet live video broadband interactive learning system. Under the terms of the Agreement, the Company purchased, among other things, proprietary rights in the TrainNet software, the right to use the "TrainNet" brand name, and industrial files and engineering documentation of the assets. The validity of the Agreement was subject to the approval of the district court of Tel-Aviv since Mentergy is in a process of "holding proceedings" under the court's order. Court approval was given on December 19, 2002 and was received by the Company on December 23, 2002.


The consideration for the purchased assets was not substantial in the context of the Company's range of business. The Company views this purchase as another step in expanding its e-learning activities and believes that the combination of the purchased product with the Company's existing and developed products will provide its customers with a unique interactive learning solution.


             Very truly yours

             RoboGroup T.E.K Ltd

December 26, 2002




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ROBOGROUP T.E.K. LTD.
                                       --------------------
                                           (Registrant)




                                       By: /s/ Rafael Aravot
                                           ------------------------------------
                                               Rafael Aravot
                                               Chief Executive Officer


Date: December 26, 2002